News Release

RESIN SYSTEMS AWARDS CONTRACT TO MCCLEAN ANDERSON TO BUILD A PRODUCTION CELL FOR THE PRODUCTION OF ITS RSTANDARDTM MODULAR COMPOSITE UTILITY POLES

Edmonton, Alberta, December 15, 2004: Resin Systems Inc. ("RSI")   (RS – TSX Venture / RSSYF – OTCBB) and its operating division, RS Technologies ("RS"), are pleased to announce that RSI has entered into an agreement with McClean Anderson for McClean Anderson to build and commission a complete "next generation" production cell for the production of RSI's RStandardTM modular composite utility poles.  McClean Anderson, a division of Industrial Service & Machine Inc., will work with RS to design, manufacture, install, commission and test the complete production cell.  The new production cell will incorporate RSI's existing filament winding technologies along with the proven strength and robustness of McClean Anderson’s filament winding equipment.

McClean Anderson (www.mccleananderson.com) is a world-leading manufacturer of advanced filament winding equipment.  Since 1961, McClean Anderson has contributed to the advancement of composites by providing innovative and cost-effective filament winding equipment solutions to its customers worldwide.

RSI is a technology company that is actively engaged in the commercialization and further development of composite materials and related products throughout the global marketplace.

 For more information please contact:

Greg Pendura

Grant Howard

President and Chief Executive Officer

Investor Relations

Resin Systems Inc.

The Howard Group Inc.

Ph: (780) 482-1953

(888) 221-0915

Fax: (780) 452-8755

(403) 237-8387

Email:  gregp@grouprsi.com

grant@howardgroupinc.com

www.grouprsi.com

www.howardgroupinc.com

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responsibility for the adequacy or accuracy of this release.